United States securities and exchange commission logo





                 May 17, 2021

       Douglas W. Chambers
       Chief Financial Officer
       United States Cellular Corp.
       8410 W. Bryn Mawr Ave.
       Chicago, IL 60631

                                                        Re: United States
Cellular Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed May 17, 2021
                                                            File No. 333-256196

       Dear Mr. Chambers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Anna Abramson, Staff Attorney, at 202-551-4969 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Stephen P. Fitzell